Exhibit 16.1
February 13, 2008
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Ladies and Gentlemen:
We have read Item 4.01 of Form 8-K dated February 11, 2008, of Bookham, Inc. and are in agreement with the statements contained in the first, second, and third paragraphs, the first two sentences of the fourth paragraph, and the first sentence of the fifth paragraph, under Item 4.01 on page 2 therein. We have no basis to agree or disagree with other statements of the registrant contained therein.
Regarding the registrant’s statement concerning the lack of internal control to prepare financial statements, included in the fourth paragraph under Item 4.01 on page 2 therein, we had considered such matter in determining the nature, timing, and extent of procedures performed in our audit of the registrant’s fiscal 2006 financial statements.
/s/ Ernst & Young LLP